SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                       USARadio.com, Inc.
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                       (Name of Issuer)

                   Common Stock, no par value
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                    (Title of Class of Securities)
                            Not Yet Issued

--------------------------------------------------------------

                         (CUSIP Number)

                     J. David Washburn, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
                       Dallas, Texas 75201
                         (214) 761-2100
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 5, 1999
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              (Date of Event Which Requires Filing
                       of this Statement)

     If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [ ]

     NOTE:   Schedules  filed  in paper format  shall  include  a
signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Person          U.S.A. Radio Network Trust

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                     (a)   [ ]
     Member of a Group (see instructions)               (b)   [ ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        AF

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              Texas, USA

     Number of Shares    (7)  Sole Voting              13,136,720
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive         13,136,720
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned               13,136,720
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        97.2%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               OO

(1)  Name of Reporting Person               Robert Marlin Maddoux

     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        PF

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                     USA

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting            13,136,720
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive       13,136,720
                              Power

(11) Aggregate Amount Beneficially Owned               13,136,720
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        97.2%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               IN

                 AMENDMENT NO. 1 TO SCHEDULE 13D
                --------------------------------
                  Filed Pursuant to Rule 13d-2


     The response to each of the Items set forth below is hereby amended and restated in their entirety to read as follows:

ITEM 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D ("Statement") relates to the common stock, no par value (the "Common Stock"), of USARadio.com, Inc., a Colorado corporation formerly known as Ansel Project, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2290 Springlake Road, Suite 107, Dallas, Texas 75234. This Statement amends and restates in its entirety the Statement on Schedule 13D originally filed by certain of the "Reporting Persons" (as defined herein) on November 12, 1999.


ITEM 2.   Identity and Background.
          -----------------------

          (a)       Pursuant to Rule 13d-1(k)(1)
                    of Regulation 13D of the general rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Statement is hereby filed jointly by U.S.A. Radio Network Trust (the "Trust") and Robert Marlin Maddoux, who is the sole trustee of the Trust (the Trust and Robert Marlin Maddoux are sometimes collectively referred to herein as the "Reporting Persons").

                    The original Statement was
                    filed by the Trust, Robert Marlin Maddoux,
                    Mary Grace Maddoux and USARadio.com, Inc., a
                    Texas corporation ("USARadio-Texas") which was (as of the filing of the original Statement) wholly owned by the Trust. The original Statement erroneously reported that USARadio-Texas acquired the securities of the Issuer, then known as Ansel Project, Inc., pursuant to a certain "Agreement for the Purchase of Common Stock," dated November 5, 1999 by and among Corporate Management Services, Inc., the Issuer, and USARadio-Texas (the "Stock Purchase Agreement") and that Mary Grace Maddoux, one of the beneficiaries of the Trust, shared voting power and investment power with respect to the securities of the Issuer held by the Trust. In actuality, the Trust, not USARadio-Texas, was a party to the Stock Purchase Agreement, and Mary Grace Maddoux, a beneficiary of the Trust, does not share voting power or investment power with respect to securities of the Issuer held by the Trust. On December 21, 1999 USARadio-Texas merged with and into the Issuer (the "Merger"), with the result that the Issuer survived the Merger and changed its name to "USARadio.com, Inc".

                    This Amendment No. 1 to
                    Schedule 13D is being filed to correct the erroneous inclusion of USARadio-Texas and Mary Grace Maddoux. The Reporting Persons have included as Appendix A their agreement in writing that this Statement is filed on behalf of each of them.



     (b) and (c)    REPORTING PERSONS

                    The business addresses of each Reporting
                    Person is

                    The Trust
                    ---------

                    Principal Business Address: 2290
                    Springlake Road, Suite 107, Dallas, Texas,
                    75234.

                    Principal Business: Private Trust

                    Place of Organization: Texas, USA

                    Robert Marlin Maddoux
                    ---------------------

                    Principal Business Address: 2290
                    Springlake Road, Suite 107, Dallas, Texas,
                    75234.

                    Principal Occupation: President and
                    Director  of the Issuer.

                    Place of Citizenship: USA

     (d) and (e)    During the last five (5)
                    years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Reporting
                    Person was or is subject to a judgment,
                    decree of final order enjoining future
                    violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f)    Robert Marlin Maddoux is a
                    citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------


          The Trust acquired 850,000 shares of the Issuer's Common Stock (the "Purchased Shares") pursuant to the terms of the Stock Purchase Agreement. The purchase price for the Purchased Shares was $185,000. The Trust borrowed the funds used to purchase the Purchased Shares from Robert Marlin Maddoux. This debt is reflected by a Demand Note, a copy of which is attached as Exhibit 1, due upon demand
             ---------
          which bears interest at 9.0% per annum. This debt is unsecured. As a result of the Merger, the shares of stock the Trust held in USARadio-Texas were converted into 12,286,720 shares of the Issuer's Common Stock (the "Merger Shares"). The Trust's ownership of the Purchased Shares together with the Merger Shares results in the Trust owning approximately 97.2% of the Issuer's Common Stock.

ITEM 4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons' purpose in acquiring the Purchased Shares and the Merger Shares was to acquire a controlling interest in the Issuer's voting securities. The Reporting Persons may, at some future time, purchase additional shares of the Issuer's Common Stock, and the amount, method, and timing of any such purchases or acquisition, will depend on the Reporting Persons' continuing assessment of pertinent factors including, among other things, the following: the availability of shares of the Issuer's Common Stock for purchase or acquisition at particular price levels or upon particular terms; the business and prospects of the Reporting Persons and the Issuer; other business and investment opportunities available to the Reporting Persons; economic conditions; stock market conditions; the actions of other shareholders of the Issuer; the availability and nature of opportunities to dispose of the Issuer's Common Stock; and other plans and requirements of the Reporting Persons. Depending on the assessment of the factors noted above, the Reporting Persons may also, at some future time, dispose of shares of the Issuer's Common Stock that they own.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  The Trust beneficially owns 13,136,720
               shares of the Issuer's Common Stock, which represents approximately 97.2% of the issued and outstanding shares of the Issuer's Common Stock. Robert Marlin Maddoux is the sole trustee of the Trust.

          (b) The Trust, through Robert Marlin Maddoux, the sole trustee, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Purchased Shares and the Merger
               Shares.

          (c)  There have been no transactions in the
               Issuer's Common Stock other than the transactions reported in this Statement.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          ---------------------------------------------
          Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------

          The Trust borrowed the funds it used to purchase the Purchased Shares from Robert Marlin Maddoux. This debt is reflected by a Demand Note, a copy of which is attached hereto as Exhibit 1, due upon demand which bears interest at the rate of 9.0% per annum. This debt is unsecured.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit 1 Demand Note dated November 1, 1999 made by U.S.A. Radio
          Network Trust in favor of Robert Marlin Maddoux.

Exhibit 2 Joint Filing Agreement, dated June 12, 2000 between the
          Trust and Robert Marlin Maddoux.


                    (Signature Page Follows)

     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  June 12, 2000


                             /s/ ROBERT MARLIN MADDOUX
                         ------------------------------------
                         Robert Marlin Maddoux



                         U.S.A. RADIO NETWORK TRUST


                         By:/s/ Robert Marlin Maddoux
                            ---------------------------------
                            Robert Marlin Maddoux, as trustee

                          EXHIBIT INDEX
                          -------------


     EXHIBIT NO.              DESCRIPTION
     -----------              -----------

     Exhibit 1      Demand Note dated November 1,
                    1999 made by U.S.A. Radio Network Trust in favor of Robert Marlin Maddoux.

     Exhibit 2      Joint Filing Agreement, dated
                    June 12, 2000 between U.S.A. Radio Network
                    Trust and Robert Marlin Maddoux.